UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.2)

Bionovate Technologies, Corp
(Name of Issuer)

Common Shares, Par Value $0.0001 Per Share
(Title of Class of Securities)

09074V202
(CUSIP Number)

DAVID MANGANA GONZALEZ 628-300-2311 Av Nuevo Leon, Col Hipodromo 06100 Mexico City, Mexico
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box
☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	09074V202

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Evergreen Solutions, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SEYCHELLES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,270,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,270,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,270,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer

Common Shares

Bionovate Technologies
Av Nuevo Leon, Col Hipodromo 06100
Mexico City, Mexico

Item 2. Identity and Background

(a)	Jesus Lopez

(b)	Evergreen Solutions, Ltd, Ansuya Estate, Revolution Ave, Victoria, Seychelles

(c)	Investor

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The shares issued to the Reporting Person are the result of investment capital of the Reporting Person.

The shares granted to the Reporting Person were granted following a conversion notice by the Reporting Person.

Item 4
.
Purpose of Transaction.

Conversion of Note and settlement of debt. On or around January 28, 2020. Evergreen Solutions Ltd. purchased a note from David Judah (as per exhibit in Item 7) which converts into shares of the company at par value. Evergreen Solutions immediately exercised its right to convert into 54,270,000 shares of the company, gaining majority ownership and control.

Item 5. Interest in Securities of the Issuer

(a)-(e)

As of the date hereof, the Reporting Person: (i) may be deemed to be the beneficial owner of 54,270,000 Shares; (ii) has the sole power to vote or direct the vote of 54,270,000 Shares and the shared power to vote or direct the vote of 0 Shares; (iii) has the sole power to dispose or direct the disposition of 54,270,000 Shares and the shared power to dispose or direct the disposition of 0 Shares.

Other than the transactions described above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7. Material to Be Filed as Exhibits

ANY SHARES ACQUIRED UPON CONVERSION OF THIS NOTE OR ANY PORTION THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE “ACT”) OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL ACCETABLE TO COUNSEL FOR THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED AND THAT THE PROPOSED TRANSFER MAY BE MADE WITHOUT VIOLATION OF THE ACT AND ANY APPLICABLE STATE SECURITIES LAW.

No. 2019-03-001

$6,427.13 Amendment Date: January 28, 2020

Original Issuance Date: March 31, 2019

BIONOVATE TECHNOLOGIES CORP.
(a Nevada corporation)
AMENDED AND RESTATED
CONVERTIBLE PROMISSORY NOTE

Payable on Demand

This Amended and Restated Promissory Note (the “Note”) is hereby issued by Bionovate Technologies Corp., a Nevada corporation (the “Company”), to David Judah (“Holder”). This Note amends and restates in its entirety, Promissory Note No 2019-03001, dated March 31, 2019, previously delivered by the Company to the Holder.

For value received, the undersigned Company, hereby promises to pay to the Holder, the principal amount of Six Thousand Four Hundred and Twenty-Seven Dollars and Thirteen Cents ($6,427.13) (the “Principal Amount”) upon demand by the Holder (the “Maturity Date”), without interest.

1. Convertible Note: By accepting this Note, the Holder hereby acknowledges that this Note has not been registered under the Securities Act of 1933, as amended, or any state securities laws and Holder represents for himself and his legal representative that he is acquiring this Note and will acquire any shares issued upon conversion hereof, for his own account, for investment purposes only and not with a view to, or for sale in connection with, any distribution of such securities and Holder agrees to reaffirm, in writing, this investment representation at the time of exercise of the conversion right set forth herein.

2. Unsecured Obligation: The obligations of the Company under this Note are unsecured.

3. Conversion of Note: This Note may be converted into shares of Common Stock of the Company (the “Common Stock”), at any time, at the option of the Holder as follows:

(a) Conversion: Subject to and upon compliance with the provision of this Section 4, at the option of the Holder, at any time on or before the Maturity Date the unpaid principal of the Note may be converted in whole or in part, into fully-paid and non-assessable shares of Common Stock, par value $0.0001 per share, of the Company (the “Shares”) at variable conversion rate equal to $0.0001 per share, except as otherwise adjusted below (the “Conversion Price”). The conversion date shall be the date that such Notice of Conversion is deemed delivered hereunder. Upon conversion of the entire principal balance, the principal represented thereby shall be canceled. Such conversion shall be effectuated by the Holder submitting to the Company a notice of conversion attached hereto as Exhibit “1” (the “Conversion Notice”). The Conversion Notice shall state the dollar amount thereof to be so converted and shall include or be accompanied by representations as to the Holder’s investment intent substantially similar to those contained in this Note. Shares issuable upon conversion of the Note shall be issued in the name of the Holder and shall be transferrable only in accordance with all of the terms and restrictions contained herein.

(b) Fractional Shares: No fractional shares or scrip representing fractional shares shall be issued upon the conversion of this Note. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

(c) Holder’s Conversion Limitations: The Company shall not effect any conversion of this Note, and Holder shall not have the right to convert any portion of this Note, to the extent that after giving effect to the conversion set forth on the applicable Notice of Conversion, the Holder (together with the Holder’s Affiliates, and any persons acting as a group together with the Holder or any of the Holder’s Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates shall include the number of shares of Common Stock issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted principal amount of this Note beneficially owned by the Holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 4(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 3(c) applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates) and of which principal amount of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a Notice of Conversion shall be deemed to be the Holder’s determination of whether this Note may be converted (in relation to other securities owned by the Holder together with any affiliates) and which principal amount of this Note is convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 4(c), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Company, or (iii) a more recent written notice by the Company or the Company’s transfer agent setting forth the number of shares of Common Stock outstanding. Upon the written request of Holder, the Company shall within two trading days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of this Note held by the Holder. The Holder, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 4(c). Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company. The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(c) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Note. For purposes of this Section “Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person, as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended (the “Act”).

(d) Subdivision or Combination: Whenever the Company shall subdivide or combine the outstanding shares of Common Stock issuable upon conversion of this Note, the Conversion Price in effect immediately prior to such subdivision or combination shall be proportionately decreased in the case of subdivision or increased in the case of combination effective at the time of such subdivision or combination.

(e) Reclassification or Change: Whenever any reclassification or change of the outstanding shares of Common Stock shall occur (other than a change in par value, or from par value to no par, or from no par to par value, or as a result of a subdivision or combination), effective provision shall be made whereby the Holder shall have the right, at any time thereafter, to receive upon conversion of the Note the kind of stock, other securities or property receivable upon such reclassification by a holder of the number of shares of Common Stock issuable upon conversion of this Note immediately prior to such reclassification. Thereafter, the rights of the parties hereto with respect to the adjustments of the amount of securities or other property obtainable upon conversion of this Note shall be appropriately continued and preserved, so as to afford as nearly as may be possible protection of the nature afforded by this subparagraph (e).

(f) Merger: If, prior to repayment of the obligations relevant hereto, or prior to conversion of this Note into equity in the Company, the Company shall be consolidated or merged with another company, or substantially all of its assets shall be sold to another company in exchange for stock with the view to distributing such stock to its shareholders, each share of stock into which this Note is convertible shall be replaced for the purposes hereof by a pro rata amount of the securities or property issuable or distributable, based upon percentage of the Company’s common stock which a Holder would have owned had there been a conversion herein after consummation of such merger, consolidation or sale and adequate provision to that effect shall be made at the time thereof. The Company will provide the Holder at least thirty (30) days prior written notice of any event described in this subsection (f).

4. Reservation of Common Shares: The Company shall take or has taken all steps necessary to reserve a number of its authorized but unissued Common Stock sufficient for issuance upon conversion of this Note pursuant to the provisions included hereinabove.

5. Securities Laws and Restrictions: This Note and the Common shares issuable upon conversion have not been registered for sale under the Act, and neither this Note nor those shares nor any interest in this Note nor those shares may be sold, offered for sale, pledged or otherwise disposed of without compliance with applicable securities laws, including, without limitation, an effective registration statement relating thereto or delivery of an opinion of counsel acceptable to the Company that such registration is not required under the Act. Holder has reviewed the Company’s periodic and annual reports as filed with the Securities and Exchange Commission (the “SEC Reports”) and has based its investment decision solely on the information contained in the SEC Reports. Holder represents and warrants that it is an “accredited investor” as defined under the Act.

6. Redemption/Prepayment of Note: This Note is subject to redemption at the option of the Company upon thirty (30) days prior written notice (subject to the Holder’s prior exercise of its right of conversion as set forth above), as a whole at any time, or in part from time to time, upon payment by the Company of 100% of the unpaid principal amount or such portion thereof so redeemed.

7. Events of Default: If any of the following conditions or events (“Events of Default”) shall occur and shall be continuing:

(i) if the Company shall default in the payment of principal when the same becomes due and payable, whether at maturity or by declaration of acceleration or otherwise, and shall fail to cure such default within fifteen days after written notice thereof from the Holder to the Company, if the Company fails to tender any payment due hereunder when the same becomes due; and shall fail to cure such default within fifteen days after written notice thereof from the Holder to the Company; or

(ii) if the Company shall materially default in the performance of or compliance with any material term contained herein and such default shall not have been remedied within fifteen days after written notice thereof from the Holder to the Company; or

(iii) if the Company shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or a voluntary petition for reorganization under Title 11 of the Unites States Code (“Title 11”) shall be filed by the Company or an order shall be entered granting relief to the Company under Title 11 or a petition shall be filed by the Company in bankruptcy, or the Company shall be adjudicated a bankrupt or insolvent, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statue, law or regulation, or shall file any answer admitting or not contesting the material allegations of a petition filed against the Company any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company or if the Company or its directors or majority shareholders shall take any action looking to the dissolution or liquidation of the Company; or

(iv) if within 120 days after the commencement of an action against the Company seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statue, law or regulation, such action shall not have been dismissed or nullified or all orders or proceedings thereunder affecting the operations or the business of the Company stayed, or if the stay of any such order or proceeding shall thereafter be set aside, or if, within 120 days after the appointment without the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company such appointment shall not have been vacated; then, and in any such event, the Holder may at any time (unless such Event of Default shall theretofore have been remedied) at its option, by written notice to the Company, declare the Note to be due and payable, whereupon the Note shall forthwith mature and become due and payable, without presentment, demand, protest or notice, all of which are hereby waived, subject however, to the other terms, including those relating to subordination, of this Note. No course of dealing and no delay on the part of Holder in exercising any right shall operate as a waiver thereof or otherwise prejudice such Holder’s rights, powers or remedies. No right, power or remedy conferred by this Note upon Holder shall be exclusive of any other right, power or remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

8. Notice: All notices required or permitted to be given under this Note, including, without limitation, any Notice of Conversion, shall be in writing (delivered by hand or sent certified or registered mail, return receipt requested, or by nationally recognized overnight courier service) addressed to the respective party at the address indicated on the signature page of this Note. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the second business day following the date of mailing, if sent by nationally recognized overnight courier service or (ii) upon actual receipt by the party to whom such notice is required to be given.

9. Governing Law and Jurisdiction: The Note shall be governed by the laws of the State of Nevada. This Note and all issues arising out of this Note will be governed by and construed solely and exclusively under and pursuant to the laws of the State of Nevada.

10. Severability: If any provision, paragraph or subparagraph of this Note is adjudged by any court to be void or unenforceable in whole or in part, this adjudication shall not affect the validity of the remainder of the Note, including any other provision, paragraph or subparagraph. Each provision, paragraph or subparagraph of this Note is separable from every other provision, paragraph and subparagraph and constitutes a separate and distinct covenant.

11. Amendment: This Note may only be amended in writing, duly endorsed by the parties hereto.

12. Heading: The headings in this Note are solely for convenience of reference and shall not affect its interpretation.

BIONOVATE TECHNOLOGIES CORP.
/S/ COHEN MIZRAHI
Cohen Mizrahi, Chief Executive Officer
Address: 3651 Lindell Road, Suite D1141,
Las Vegas, NV 89103

HOLDER:
/S/ DAVID JUDAH
David Judah
Address: Kiryat Hamada 3, Har Hotzvim, Jerusalem, Israel

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2020
Dated

/s/ JESUS LOPEZ
Signature
JESUS LOPEZ / PRESIDENT
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).